EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hudson Global, Inc.:

We consent to the incorporation herein by reference in the registration statement on Form S-8 of Hudson Global, Inc. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Hudson Global, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the supplementary information included in Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Hudson Global, Inc.

New York, New York

August 1, 2012

/s/ KPMG